GlenRose Instruments Inc.

45 First Avenue, Waltham, MA 02451

Phone: (781) 622-1117, Fax (781) 622-1027

April 5, 2007

Via Edgar

Jennifer R. Hardy
Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, DC  20549

Re:	Glenrose Instruments Inc.
Form 10
Filed November 17, 2006
File No. 000-51645

Dear Ms. Hardy:

The purpose of this letter is to respond to your letter of January 5, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Amendment No.1 to Form 10 (the “Revised Form 10”).

General

1.               Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was filed pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

Response: We understand the procedures for effectiveness of the Form 10. It is our intention to clear all comments as soon as possible.

2.               As you are aware, your registration under Section 12(g) of the Securities Exchange Act of 1934 is voluntary and following registration you will be required to file periodic reports with the SEC under Section 13(a) of the Exchange Act. Once the registration statement is effective, the only way to discontinue your reporting obligations without violating federal securities laws will be to deregister the securities by filing Form 15 under Exchange Act Rule 12g-4.

Response: We have responded to the questions and have also included our financial statements and results of operations for the period ended December 31, 2006 in the revised Form 10.

Segment Reporting

3.     We note the following disclosures in your filing:

•                  Beginning on page 3, under Item 1. Business, you separately present and discuss Analytical Laboratory Services and Environmental Services, including a separate discussion of services and clients.

•                  On page 14, you disclose that you incurred losses and continue to incur losses in your laboratory business, and that there is no indication that prices will improve. You further indicate on page 22 that your labs have not been profitable and you still have substantial work to meet profit goals with an expectation that labs will remain unprofitable through 2006 or 2007.

•                  In relation, you disclose on page 27 that you took a goodwill charge of $606,403 in fiscal year 2004 related to the consolidation of Lionville Laboratories with Eberline Services. We note paragraph 18 of SFAS 142 indicates that goodwill should be tested for impairment at a level of reporting referred to as a reporting unit and paragraph 50 of SFAS 141 requires that assets acquired and liabilities assumed, including goodwill, be assigned to a reporting unit as of the date of acquisition.

•                  Your disclosures on page 17 indicate that your radiological services businesses compete with many national environmental and consulting firms, whereas your laboratory business competes with many regional or niche firms.

•                  Your revenue recognition policy on page 60 indicates a separate revenue stream for your lab services compared to your government service contracts.

In light of these disclosures, it is unclear to us how you have determined that your operations represent a single operating segment. Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131. As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker.

Please also tell us in detail how you determined that your operating segments met each of the criteria in paragraph 17 of SFAS 131 for aggregation. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Response:  GlenRose Instruments owns 100% of the stock of Eberline Services, Inc. (ESI) and its subsidiaries (collectively “Eberline Services”). Through Eberline Services, the Company provides radiological services and operates a radiochemistry laboratory network, as well as provides radiological characterization and analysis, hazardous, radioactive and mixed waste management, and facility, environmental, safety, and health management.

We are currently reporting one segment, the business of which is conducted by Eberline Services. All the business of Eberline Services is non-product, service work primarily on a contractual basis. We envision that when we are able to execute acquisitions, we will have two reporting segments, the services segment and the products segment.

We operate the laboratory and environmental services activities as one business segment because both are service related and primarily serve the Federal government and its prime contractors. The laboratory services and environmental services are under the direct management of Dr. Shelton Clark as the President of Eberline Services.  Reporting to him are the four laboratory managers, three environmental services mangers, and the controller. We manage our business as one entity, so purchasing, payroll administration, cash management, bank accounts, accounts payable, and accounts receivable are common to both laboratories and environmental services. There are no separate balance sheets for the two types of services. When Eberline Services was acquired, the goodwill was allocated to the corporation and not allocated to laboratory services or environmental services, which was the same process as used by the previous owner, Thermo Electron Corporation. We have continued to operate as a single service-oriented business, which was also the mode of operation of Thermo Electron for this unit.

We use a total cost input basis for government accounting, which has been audited and approved by the DCAA. We are also submitting proposals for on-site laboratories at DOE locations. These laboratory operations will further make it difficult to distinguish between the two types of services as separate business segments. Our laboratory work is approximately one-third of our present level of service business and is expected to decrease as part of the services business since the growth is expected to be in the environmental services.

We would prefer to continue reporting one segment for the time being and add a second segment when we acquire our first instrument company. We have therefore described our business as one segment in the management discussion and analysis section of the Form 10 and have provided some detail on our current service businesses in the discussion of the financial footnotes in 2006 in order to address your concerns.

Business, page 3

4.               Please revise to disclose under this heading information regarding your corporate structure, which is currently located in the note 1 to the consolidated financial statements for 2004 and 2005, as well as in note 1 to your interim financial statements.

Response: We have added the following disclosure on page 3:

GlenRose Instruments Inc., (“GlenRose Instruments”, “GlenRose”, the “company”, or “we”) was incorporated in September 2005 by the GlenRose Partnership LP, (“GlenRose Partnership”), a private-equity partnership with its headquarters in Waltham, Massachusetts. The Company was organized to serve as a holding company through which the GlenRose Partners would hold the shares of Eberline Services, Inc. (“ESI”) (all of which had previously been held by the GlenRose Partnership). In order to effect such change in structure, in September 2005, the GlenRose Partnership entered into a stock exchange agreement with the company pursuant to which all outstanding shares of Eberline Services, Inc. owned by the GlenRose Partnership were exchanged for 3,000,000 shares of common stock of GlenRose Instruments Inc. As a result of this exchange, the GlenRose Partnership owns all of the outstanding stock of the Company, and the Company owns all of the outstanding stock of its subsidiary, ESI. Prior year comparative numbers for both the number of shares outstanding and earnings-per-share have been restated for consistency. As of December 31, 2006, ESI (which includes in consolidation Eberline Services Hanford, Inc., and Lionville Labs, Inc.) collectively constituted all of the revenues and expenses of the Company. GlenRose Instruments Inc., a Delaware corporation, owns 100% of the stock of ESI and its subsidiaries (collectively “Eberline Services”). Through ESI and its subsidiaries, the Company provides radiological services and operates a radiochemistry laboratory network, as well as provides radiological characterization and analysis, hazardous, radioactive and mixed waste management, and facility, environmental, safety, and health management.

5.               Please revise to explain what you mean by your statement that you will “acquire instrument companies with solid technology ....”

Response: We substituted for that language the following:

The statement has been replaced by the following:

Our initial strategy will be to acquire instrument companies, which may be in difficult business condition but have well-established and proven technology. Our plan is to increase their operating margins and revenues using techniques developed by our management team during the course of their careers in the analytical instruments industry.

6.               Please disclose the basis for your statement in the second paragraph on page 4 that “[a] significant portion of future Department of Defense and Department of Energy environmental expenditures will be directed to cleaning up military bases and to restoring former nuclear weapons facilities.”

Response: We have revised this disclosure as follows:

The Department of Defense (DOD) and Department of Energy (DOE) have had annual budgets for environmental expenditures that include cleaning up military bases and restoring former nuclear weapons facilities. These budgets are detailed in the annual budget requests from the departments to Congress, Congressional appropriations reports and bills, and Congressional authorization reports and bills. An example is the DOE’s fiscal year 2007 Congressional budget request made in February 2006. The DOE’s request includes a request for $5.8 billion for its environmental management organization. The DOD has stated that there is an urgent need to ensure that the hazardous wastes present at these sites, often located near population centers, do not pose a threat to the surrounding population, and, in connection with the closure of many military bases, there is an economic incentive to make sure that the environmental restoration enables these sites to be developed commercially by the private sector. The DOE has long recognized the need to stabilize and safely store nuclear weapons materials and to clean up areas contaminated with hazardous and radioactive waste. In its fiscal year 2007 Congressional budget request, the DOE stated that “to meet our environmental cleanup commitments left over from the Manhattan Project and the Cold War, the budget submission requests $5.8 billion to clean up legacy nuclear waste sites”. The request of $5.8 billion compares to appropriations of $6.6 billion and $7.3 billion for the fiscal years 2006 and 2005.

7.               Please disclose the source(s) on which you base your assertion that the analytical instrument market generated revenues of $25 billion in 2004, as well as the industry reports estimating revenues of $30 billion in 2006 and other market sales estimates disclosed under Analytical Instruments.”

Response: We have revised our disclosure on page 4 as follows:

According to published sources, in 2004, the analytical instrument market was approximately $25 billion in revenues (Strategic Directions International, Inc., The Laboratory Life Science and Analytical Instrumentation Industry, Market Forecast: 2004-2008, SDi’s Global Assessment Report, 8th Edition, June 2004, page 20). Going forward, the global analytical instrument market is forecasted by industry reports to show solid growth, and assuming no macro-economic changes, should have sales in excess of $33 billion by 2008 (Strategic Directions International, Inc., The Laboratory Life Science and Analytical Instrumentation Industry, Market Forecast: 2004-2008, SDi’s Global Assessment Report, 8th Edition, June 2004, page 44). We do not currently operate in the analytical instruments market, but we plan to do so in the future.

8.               We note your statement that there are over 60 types of analytical instruments being sold into a variety of markets worldwide. To the extent you are able to do so, please expand your discussion to address the types of instruments that will be made by the companies you seek to acquire.

Response: We are potentially interested in all types of analytical instrumentation and have not restricted our search to any specific instrument type.

9.               Please revise your disclosure under Clients on page 6 to identify any of the federal government’s prime contractors who are responsible for 10 percent or more of your consolidated revenues, if the loss of such a prime contractor customer would have a material adverse effect on your business. See Regulation S-K, Item 101(c)(1)(vii).

Response: We have revised our disclosure under Clients as follows:

For the previous three years ended December 31, 2005, December 31, 2004 and December 27, 2003, the federal government and its prime contractors accounted for more than 90% of our consolidated revenues. Only two contracts, the KSL LLC (“KSL”) at Los Alamos for which the prime contractor is KSL Services JV, and the River Corridor Contract (“RCC”) contract for which the prime contractor is Washington Closure Hanford, LLC, accounted for more than 10% of our consolidated revenues. Any disruption in government funding or in our relationship with the government could have a material adverse impact on our financial condition. In addition, the inability to win new government contracts would have a material adverse effect on our business and financial condition.

10.         Please revise to address the extent to which your business is seasonal. We note your attribution of fluctuating operating results to the seasonality of the federal government’s spending cycle and weather conditions in your risk factor disclosure appearing on page 17. See Regulation S-K, Item I01(c)(1)(v).

Response: We have revised our disclosure to add the following paragraph:

Seasonality

 Our quarterly revenues may fluctuate significantly due to a number of factors, including:

•                  the seasonality of the spending cycle of our public sector clients, notably the federal government;

•                  employee hiring and utilization rates;

•                  the number of client projects commenced and completed during a quarter;

•                  delays incurred in connection with a project;

•                  the ability of our clients to terminate projects without penalties; and

•                  weather conditions at specific work sites.

Historically, we experience lower revenues in the first calendar quarter primarily due to weather conditions. Also, because we have a heavy concentration of federal government contracts the federal appropriations process may significantly affect our operating results. In the absence of appropriated budgets, the continuing resolution method of funding for departments such as DOE can result in restrictions on certain projects. Recent history indicates that government spending within DOE for our types of services is greater in our second and third fiscal quarters. Also, much our effort in both laboratory and environmental services are in support of decommissioning and remediation projects, which are easier to conduct in the warmer months. Since our services work is project based rather than production based, the award of a large contract for a limited time can cause fluctuations in the quarterly revenues. However, variations in any of the above factors could cause significant fluctuations in our operating results from quarter to quarter.

Risk Factors, page 14

11.   Delete “will” from the list of words intended to identify forward-looking statements.

Response: The word “will” has been deleted as requested.

We are substantially dependent on contracts with the U.S. Government, page 14

12.         Please identify the two contracts that account for a large portion of your revenue and quantify the percentage of your revenue that each represents.

Response: We have revised our disclosure as follows:

Over 90% of our revenue is derived, directly or indirectly, from contracts with the federal government. The environmental group has multiple-year basic ordering agreement contracts in two areas at Los Alamos. The first is a five-year contract for waste management with a total value of $20 million dollars of which less than $5 million has been expended. The second is an environmental support contract to KSL LLC (“KSL”), a prime contractor at Los Alamos, which generates approximately $1.7 million dollars per year.

In August 2005, the Department of Energy awarded the successor contract, the River Corridor contract (“RCC”), to Washington Closure Hanford, LLC (“WCH”). WCH pre-selected Eberline Services Hanford, Inc. as a subcontractor, which continues to provide services to the site-wide clean-up effort. The scope of the work of the WCH prime contract may possibly require a period of 10 years to be completed; however, there are substantial incentives for the team to complete the project in less time

Any disruption in government funding or in our relationship with the government could have a material adverse impact on our financial condition. In addition, many of our contracts with federal government agencies require annual funding approval and may be terminated at their discretion. A reduction in spending by the applicable federal agencies could limit the continued funding of our existing contracts with them and could limit our ability to obtain additional contracts. The inability to win new government contracts would have a material adverse effect on our business and financial condition.

We have incurred losses . . .., page 14

13.         We note your statement that “[p]rices and [the] availability of samples have declined ....” Please revise here and in the following risk factor to provide additional information regarding the significance of samples to your business and how a decline in the availability of samples adversely affects your profitability.

Response: We have revised our disclosure as follows:

For the years ended December 31, 2006 and 2005, we reported net income of $537,592 and $202,784 respectively; however, we incurred losses in 2004, 2003 and 2002. As DOE closes facilities, it may mean fewer projects and samples for analytical services and environmental services.

Financial Information, page 20

14.         We note that you have presented four fiscal years of selected consolidated financial data on page 20. Revise your table to include five years of data. Refer to Item 301 of Regulation S-K.

Response: We have revised our disclosure on page 20 to include five years of data.

15.         Revise your Form 10 to include a Contractual Obligations table. Refer to Item 2 of Form 10 and Item 303(a)(5) of Regulation S-K.

Response: We have revised Item 2 of the Form 10 to include a Contractual Obligations table on page 30.

Critical Accounting Policies, page 22

16.         In consideration of the significance of your goodwill, it is unclear as to what your remaining goodwill balance is related to based on your current disclosures. Please include a critical accounting policy that identifies the business acquisition that your goodwill was acquired, the factors that resulted in the recognition of goodwill, and the date of acquisition. In addition, disclose the procedures you performed at your testing dates to determine that your existing goodwill was not impaired, including your basis for determining that your remaining goodwill is recoverable at December 31, 2005.

Response: We have added the following disclosure under Critical Accounting Policies, Goodwill, on page 24 to include the following:

In connection with the acquisition of Eberline Services, Inc. and Lionville Labs, Inc. on December 15, 2000 and January 2001, respectively, the Company conducted valuations of the assets acquired in order to allocate the purchase price in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations (“SFAS 141”). In accordance with SFAS 141, the Company allocated the excess purchase price over the fair value of net tangible assets acquired to goodwill, as no other intangible assets were identified.

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is subject to an impairment test in the fourth quarter of each year.  Goodwill is also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 requires that goodwill be capitalized at cost and tested annually for impairment. The provisions of SFAS 142 require that the Company perform a two-step impairment test on goodwill. In the first step, the Company compares the fair value of each reporting unit to its carrying value. Fair value is estimated using a combination of valuation techniques, including discounted cash flows, market multiple approach and precedent transaction analysis. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company records an impairment loss equal to the difference.

Goodwill for Eberline Service in the amount of $2,740,913 (inclusive of accumulated amortization of $143,923) was not considered to be impaired on December 31, 2006 and December 31, 2005, as tested in accordance with FAS 142. Prior to the adoption of FAS142, the Company amortized Goodwill in accordance with GAAP.  Goodwill that arose at Lionville of $606,403 was considered impaired and written off effective December 31, 2004.

Results of Operations, page 24

17.         We note your effective tax rates for the nine months ended September 30, 2006 and September 30, 2005 are 0.43% and 0%, respectively. We further note your effective tax rate for the year ended December 31, 2005 was also 0%, whereas for the year ended December 31, 2004, you recorded a provision for income taxes of $359,088 on a net loss of $1,598,652, resulting in an effective tax rate of 22.5%, at which time a reader would expect a tax benefit. Your effective tax rate of 127.2% for the year ended December 27, 2003 is also unclear to us. Please revise your Results of Operations disclosures for each period presented to discuss and quantify the reasons for the differences between your effective tax rates and the federal income tax rate.

Response: We have revised our Results of Operations disclosures for each period as follows:

Discussion of Operations for the year ended December 31, 2006

The company recorded a tax benefit of $152,313 in 2006 compared to $0 in 2005. As of December 31, 2006, the company had a deferred tax asset balance of $478,366 related to the net operating losses of the company’s Lionville subsidiary. These losses are subject to separate return limitation year (“SRLY”) treatment and may only be utilized against income from Lionville. As of December 31, 2006, the company believes that it is more likely than not that it will not realize the balance of these assets, and has therefore reduced the deferred tax asset by a valuation allowance in the amount of $478,366. Other significant components of the SFAS-109 “Accounting for Income Taxes” calculation include deferred tax assets associated with book-tax differences on the impaired Lionville goodwill and depreciable equipment, permanent purchase accounting adjustments, accrued payroll liabilities, and non-deductible interest associated with the subordinated note agreements at Lionville. For the year ended December 31, 2006, provision for income taxes as computed in accordance with SFAS-109 resulted in a tax benefit of $152,313.

Discussion of Operations for the year ended December 31, 2005

The company’s effective tax rate for the year ended December 31, 2005 was 0%, versus a rate of negative 22.5% in 2004. During 2004, the company wrote off all deferred tax assets related to its Lionville subsidiary, based on its conclusion that it was more likely than not that, the deferred tax assets would not be realized. These assets consisted primarily of net operating loss carryforwards that had arisen prior to the time that Lionville was consolidated with the company, and the write-off in 2004 of the Lionville goodwill. The total increase in the valuation allowance in 2004 was $669,246 resulting in a total tax provision for the year of $359,088. During 2005, the company had positive taxable income, and was able to offset its current tax provision by reversing a portion of the valuation allowance previously established. The company offset its entire 2005 provision by reversing $76,276 of valuation allowance. At the end of 2005, the company had a $33,160 deferred liability on its balance sheet.

18.         Revise your results of operations discussion for the year ended December 31, 2005 to better disclose the reasons for the fluctuations in your line items. Specifically, quantify the reasons for the fluctuations as well as explain how the better utilization of your personnel increased your cost of sales. Similarly, for your general and administrative expenses, quantify the reasons for the decrease in these expenses year over year, as well as how the more efficient use of your indirect personnel impacted these expenses. Your current disclosures are vague in consideration that you cite the better utilization of your personnel increased cost of sales whereas the better utilization of your indirect personnel decreased your general and administrative expenses.

Response: We have revised our discussion of the results of operations to address the concerns regarding the costs of sales and G&A costs to include the following:

Revenues in 2005 were $29,798,291, an increase of $1,645,373 (6%) from 2004. Contracts for analytical services increased at the Fluor Hanford site and Lawrence Livermore National Laboratory, and a new contract was initiated with a prime contractor for the Navy. The increase work at Hanford was forecasted and was consistent with the increased scope of work at the site as the ERC contract concluded and the transition was made to RCC contract. Additionally, we completed a radiological nondestructive assay contract at Idaho National Laboratory. In the fourth quarter of 2005 we started a contract with Kellogg Brown & Root (“KBR”) for environmental consulting support to their activities in Louisiana and Mississippi in the wake of hurricane Katrina. These increased efforts helped to offset the one time revenue that derived from the completion of a significant waste management task order for LANL that was conducted by our environmental staff in 2004.

The cost of sales in 2005 was $27,239,731 an increase of $986,794 (4%) from 2004. The rate of the cost of sales did not increase as much as the revenue due to better utilization of personnel and facilities. This resulted in lower indirect costs as a percent of revenue in 2005.

General and administrative expense in 2005 was $2,059,670 a decrease of $536,697 (21%) from 2004. Our general and administrative expenses decreased due to more efficient use of indirect personnel. During the year we reduced indirect personnel which resulted in lesser costs and increased direct personnel in response to increased scope of work. In December 2004, in conjunction with the reorganization and restatement of Lionville Labs and Eberline Services, the Company tested the goodwill associated with Lionville in accordance with SFAS-142. The company utilized a two-step approach, with the valuation based primarily on discounted cash-flow analysis. At year-end 2004, the net present value (NPV) of the projected future cash flows associated with Lionville indicated that the entire amount of the goodwill was impaired. For the year ending 2004, Lionville’s accumulated deficit was $2.7 million.

Our operating income was $498,890 in 2005 compared to a loss of $1,302,789 in 2004. Our operating income increased due to revenue increase and more effective cost controls.

The company’s effective tax rate in 2005 was 0%, versus a rate of negative 22.5% in 2004. During 2004, the company wrote off all deferred tax assets related to its Lionville subsidiary, based on its conclusion that it was more likely than not that, the deferred tax assets would not be realized. These assets consisted primarily of net operating loss carryforwards that had arisen prior to the time that Lionville was consolidated with the company, and the write-off in 2004 of the Lionville goodwill. The total increase in the valuation allowance in 2004 was $669,246 resulting in a total tax provision for the year of $359,088. During 2005, the company had positive taxable income, and was able to offset its current tax provision by reversing a portion of the valuation allowance previously established. The company offset its entire 2005 provision by reversing $76,276 of valuation allowance. At the end of 2005, the company had a $33,160 deferred liability on its balance sheet.

Our net income was $202,784 in 2005 versus a loss of $1,957, 740 in 2004. The main factors contributing to the positive net income in 2005 were the general improvement in the business and the absence of one-time charges that were taken in 2004, such as goodwill write-off and the reversal of tax credits taken in previous years at the Lionville laboratory and severance payments to personnel. In fiscal year 2005, a tax credit of $427,092 was available due to prior year losses and is reflected in the net income.

19.         Expand your discussion of results of operations for the year ended December 31, 2004 to explain and quantify the reasons for the changes in your operations. Specifically, you have not disclosed any reasons for the fluctuations in your cost of sales or general and administrative expenses. We note cost of sales increased $2.7 million from the prior year and general and administrative expenses decreased $498k over the prior year. In addition, expand your disclosures to allow your readers to understand how the shift in the revenue mix between the laboratories and the service projects impacted your gross profit in 2004. Refer to guidance presented in Release No. 33-8350: Interpretation - Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The discussion of results of operations for the year ended December 31, 2004 has been replaced with discussion of operations of the years ended December 31, 2006 and 2005, respectively in our revised Form 10.

Liquidity, page 29

20.         Please revise your liquidity and cash resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year. Your disclosure should not merely be a recitation of financial statement balances. Refer to guidance presented in Part IV, Liquidity and Capital Resources of Release No. 33-8350: Interpretation - Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: We have revised our discussion of the liquidity on page 29 of our Form 10.

Security Ownership of Certain Beneficial Owners and Management, page 32

21.         Please revise to indicate that beneficial ownership is determined in accordance with Exchange Act Rule 13d-3.

Response: We have revised our disclosure as follows:

                        Percentage ownership calculations are based on 3,000,000 shares outstanding as of the end of the period covered under this report. Beneficial ownership is determined in accordance with Exchange Act Rule 13d-3.

22.         Please update the disclosure contained in this section to the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Response: Please see response to questions 21.

Executive Officers and Directors, page 34

23.         Please revise your discussion of Mr. Hatsopoulos’ business experience to disclose the time period in which he held each position discussed. Refer to Item 401(e) of Regulation S-K. Similarly revise the discussion of your other officers and directors, as applicable.

Response: We have revised our discussion as requested.

Market Price of and Dividends on the Registrant’s Common Equity... page 44

24.         We note your statement that you expect that your common stock will be traded on the OTCBB. Please revise your disclosure to clarify, if true, that you intend to contact an authorized OTCBB market maker for sponsorship of your securities on the OTCBB.

Response: We have contacted an authorized OTCBB market maker for sponsorship of our securities on the OTCBB, and such firm has agreed to do so.

Description of Registrant’s Securities to be Registered, page 45

Common Stock, page 46

25.         Please delete the last sentence of the second paragraph under this heading, as you are not conducting an offering of common shares.

Response: We have revised our disclosure as follows:

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Financial Statements

Report of Independent Registered Public Accounting Firm, Neff & Ricci LLP page 52

26.         We note your predecessor accountants make reference to another auditor’s report. Please include this report in your Form 10. Refer to Article 2-05 of Regulation S-X.

Response: We have included an updated auditor's report by Neff and Ricci LLP dated September 18, 2005 on page 52 of our form 10.

27.         We note that Neff and Ricci LLP audited the Lionville Labs goodwill for impairment as of December 31, 2003 and 2002, and their report is dated February 24, 2005. In addition, we note that in their audit report in your Form 10-12G filed on December 5, 2005, your auditors do not disclose that they have audited the Lionville Labs goodwill for impairment as of December 31, 2003 and 2002 and their audit report is also dated February 24, 2005. Therefore, it appears that Neff and Ricci LLP performed additional audit work after February 24, 2005 related to the Lionville Labs goodwill. Pursuant to AU

Section 530, please have your auditors tell us why they did not dual date their report for this additional work.

Response: Croft, Drodz, and Company audited Lionville Labs in both 2003 and 2002. Croft, Drodz, and Company issued an unqualified opinion both years, except for the effects of not testing Goodwill for impairment as of December 31, 2003 and 2002.

Neff and Ricci LLP audited the Goodwill for both 2003 and 2002 and agreed with management that the Goodwill at Lionville Labs was not impaired.  As a result, Neff and Ricci LLP included reference to testing the 2003 and 2002 Lionville Goodwill in their original audit opinion dated February 24, 2005. Upon further review of the audit work papers by Neff and Ricci on February 28, 2007, they noted that they performed certain additional audit procedures through September 18, 2005. As a result, Neff and Ricci LLP have reissued their December 31, 2004 audit opinion dated September 18, 2005. Neff and Ricci LLP previously delivered audited December 31, 2004 financial statements to Eberline on September 20, 2005. The related audit opinion included the testing of the 2003 and 2002 Lionville Labs by Neff and Ricci. However, the Form 10-12G, dated November 5, 2005, was filed without the correct audit opinion. Form 10-12G was re-filed on November 17, 2006 with the correct audit opinion.

Note 1 – Organization and Significant Accounting Policies, Organization, page 58

28.         Your disclosure that, “The 2003 consolidated financial statements have been restated to reflect the business combination as if Lionville was acquired in the beginning of 2003” is unclear to us. Please tell us the actual date that you acquired Lionville. In consideration of paragraphs 48 and 49 of SFAS 141, please tell us why you did not begin to consolidate Lionville as of the date of acquisition.

Response: Lionville Laboratory was acquired separately by the GlenRose Partnership in January of 2001. Since, at that time, we were considering other acquisitions including other laboratories, we believed it was better to keep the business units separate and allow flexibility for future organizational arrangements which would better serve customer needs. It was only more recently that we decided to combine Lionville with Eberline to address customer needs.

Fiscal Year, page 58

29.         You disclose that your fiscal year-end is the last Sunday of each calendar year. Further, the headings of your financial statements are for the years ended December 31, 2005, December 31, 2004, and December 27, 2003. We further note your auditors’ reports refer to the years ended December 31, 2005 and December 31, 2004. However, the last Sunday in 2005 and 2004 was December 25 and December 26, respectively. Your current disclosure is unclear of how you have accounted for transactions between your year-end and December 31, such as the recording of sales and expenditures. Please revise accordingly.

Response: For 2003, the company used the last Sunday of the year as its fiscal year-end, which was December 27, 2003. In 2004 the company changed its year-end to the last day of the calendar year, so the correct dates on our financial statements are December 31, 2005 and December 31, 2004. In 2006

we changed our year-end to the last Sunday of each calendar year. Each quarter is currently comprised of two four-week and one five-week period. For 2006 our year-end will be December 31.

Goodwill, page 59

30.         We note that you recorded a goodwill impairment charge of $606,403 in the year ended December 31, 2004, which represents 31% of your net loss. Your current disclosures are unclear as to what lead to this goodwill impairment charge at the time of charge. Revise your filing to include the disclosures required by paragraph 47 of SFAS 142.

Response: In December 2004, in conjunction with the reorganization of Lionville Labs and Eberline Services, the Company tested the goodwill associated with Lionville in accordance with SFAS-142. The company utilized a two-step approach, with the valuation based primarily on discounted cash-flow analysis. At year-end 2004, the net present value (NPV) of the projected future cash flows associated with Lionville indicated that the entire amount of the goodwill was impaired. For the year ending 2004, Lionville’s accumulated deficit was $2.7 million.

We have revised the goodwill disclosure on page 59 to include language from question 16.

Note 6 – Related-Party Transactions, page 64

31.         We note that you have recorded an asset of due from related parties of $553,636 and $332,292 as of December 31, 2005 and December 31, 2004, respectively. You disclose in Note 6 that Eberline Services and Lionville Labs owes these amounts to GlenRose Partnership. You disclose on page 58 that in September 2005, GlenRose Partnership LP entered into a stock-exchange agreement to exchange 100% of the stock of Eberline Services for 100% of the stock of GlenRose Instruments Inc. Further, you disclose that GlenRose Instruments Inc. owns 100% of the stock of Eberline Services, Inc., Eberline Services Hanford, Inc., and Lionville Labs, Inc. In addition, we note your disclosure on page 32 that all of your outstanding common stock is currently owned by the GlenRose Partnership. Your accounting for these related party receivables is unclear to us. Under your principles of consolidation policy on page 22, you disclose that you eliminate all significant inter-company transactions. Please explain why these receivable balances have not been eliminated in your consolidated financial statements.

Response: Eberline Services performs administrative services on behalf of the Partnership. Eberline invoices the Partnership for such services (including fringe benefits and G&A) at actual cost. For the year ending December 31, 2005, Eberline Services performed $221,344 in services on behalf of the Partnership. For the year-ending December 31, 2005, the Company was owed $553,636 from the Partnership. In conjunction with the stock exchange agreement dated September 2005, the liability of the Partnership was not transferred to the Company. Accordingly the receivable was not eliminated for the year-ending December 31, 2005.

Additionally, we have revised the heading on the table on Note 7 of the financial statements to read as follows: “Related Party Balances due from GlenRose Partnership”.

Note 8 – Income Taxes, page 66

32.         We note that your adjustment to valuation allowance has been ($170,877), $669,246, and $360,000 for the years ended December 31, 2005, December 31, 2004, and December 27, 2003, respectively. We further note that your adjustment to valuation allowance resulted in no income tax expense for the year ended December 31, 2005 and for the year ended December 31, 2004, your adjustment to valuation allowance resulted in income tax expense when you had a loss before taxes. Please tell us in detail the reasons for the significant changes in your adjustment to valuation allowance. In addition, provide us with a reconciliation of why your adjustment to valuation allowance for the year ended December 31, 2005 is not the difference in your valuation allowance from December 31, 2004 to December 31, 2005 in your net deferred taxes calculation.

Response: Beginning in 2003, the Company began to provide a valuation allowance against deferred tax assets related to the Lionville Subsidiary.

GlenRose Instruments Inc. (GlenRose) is a consolidated taxpayer that includes the entities Eberline Analytical and Lionville Laboratory, among other entities. Up until January 1, 2004, the Eberline Companies and Lionville were commonly owned by a partnership (GlenRose Partnership). The stock of Lionville was contributed to the Eberline group on January 1, 2004, forming a consolidated tax return for federal tax purposes.

Prior to becoming a member of the Eberline group, Lionville reported total tax losses of $1,779,000 on its federal tax returns. (The 2003 return reflects losses of $652,000, the 2002 return has a net operating loss of $975,000, and the 2001 return has a tax loss of $152,000). Lionville was a newly formed company in 2001 and acquired assets from Recra Environmental. As a result, Lionville had full tax basis in its goodwill of $646,000.

Since Lionville and Eberline were separate corporate taxpayers (even though both were owned by the same shareholder), the net operating losses incurred by Lionville through December 31, 2003 are subject to the separate return limitation rules of the federal consolidated tax return regulations. Under these rules, these losses may only be used to offset income of Lionville in the future, and such losses cannot be used against income of the Eberline companies. However, future losses of Lionville, including reversal of temporary differences, can be used against the income of Eberline.

Based on the above, and the history of three consecutive years of tax losses, beginning in 2003, the Company established a valuation allowance against the net operating loss deferred tax asset approximately equal to the 2003 loss. In 2004, as a result of continuing losses at Lionville and an overall consolidated tax loss, the Company decided to provide a valuation allowance against 100% of the Lionville deferred tax assets (including the deferred tax asset related to the write-off of goodwill).

In 2005, the Company recorded a consolidated pretax book income, and reversed a portion of the valuation allowance equal to the expected tax provision. This resulted in the recognition of deferred tax assets that will be realized on the consolidated tax return. The Company did the same thing in 2006.

During 2005, the total change in the valuation allowance was a decrease of $189,000. The difference between the reduction of the provision of $76,000 and the $189,000 relates to income tax return to accrual adjustments that affected the 2004 net operating loss and the total amount of deferred tax assets.

Notes to Interim Financial Statements for period ending September 30, 2006, page 73

33.         Please revise your Form 10 to include footnotes for significant items in your interim period ended September 30, 2006. Specifically, include a footnote for your Property and Equipment and Long-Term Debt.

Response: We have revised our disclosure to include footnotes for Property and Equipment and Long-Term Debt for the period ended December 31, 2006

34.         In addition, ensure that your interim notes are updated through September 30, 2006. For example, Concentration of Credit Risk on page 74 discusses accounts receivable at December 31, 2005.

Response: We have revised our disclosure under Concentration of Credit Risk for the period ended December 31, 206.

*  *  *

We acknowledge the following:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117, or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

GLENROSE INSTRUMENTS INC.

/s/ Anthony S. Loumidis

By: Anthony S. Loumidis
Chief Financial Officer

cc:	Ryan Rohn, Staff Accountant
Al Pavot, Senior Staff Accountant
Matt Franker, Staff Attorney